# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Goosehead Insurance Inc, CIK 0001726978
CUSIP: 38267D109
Title of class of securities: Goosehead Insurance Ord Shs Class A
Address of issuer's principal executive offices: 1500 SOLANA BLVD, BUILDING 4, SUITE 4500, WESTLAKE, Texas (TX), 76262
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-25-020861
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 721,844; shared voting power 1,261,490; sole dispositive power 751,114; shared dispositive power 1,261,490; aggregate amount beneficially owned 2,012,604 (8.1% of the class)
- Virtus Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,099,575; sole dispositive power 0; shared dispositive power 1,099,575; aggregate amount beneficially owned 1,099,575 (4.4% of the class)
  Comment: The amounts reported on this page are also included in the amounts reported by Kayne Anderson Rudnick Investment Management, LLC on this Schedule 13G.

## Item 1. Issuer
Name of issuer: Goosehead Insurance Inc
Address of issuer's principal executive offices: 1500 SOLANA BLVD, BUILDING 4, SUITE 4500, WESTLAKE, TX, 76262

## Item 2. Person Filing
Name of person filing: (1) Kayne Anderson Rudnick Investment Management, LLC (2) Virtus Investment Advisers, LLC
Address of principal business office or, if none, residence: (1) Kayne Anderson Rudnick Investment Management, LLC - 2000 Avenue of the Stars, Suite 1110, Los Angeles, 90067, CA, United States (2) Virtus Investment Advisers, LLC - One Financial Plaza, Hartford, 06103, CT, United States
Citizenship: (1) Kayne Anderson Rudnick Investment Management, LLC - CALIFORNIA (2) Virtus Investment Advisers, LLC - MASSACHUSETTS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: (1) Kayne Anderson Rudnick Investment Management, LLC: 2,012,604 (2) Virtus Investment Advisers, LLC: 1,099,575
Percent of class: (1) Kayne Anderson Rudnick Investment Management, LLC: 8.1% (2) Virtus Investment Advisers, LLC: 4.4%
Sole power to vote or to direct the vote: (1) Kayne Anderson Rudnick Investment Management, LLC: 721,844 (2) Virtus Investment Advisers, LLC: 0
Shared power to vote or to direct the vote: (1) Kayne Anderson Rudnick Investment Management, LLC: 1,261,490 (2) Virtus Investment Advisers, LLC: 1,099,575
Sole power to dispose or to direct the disposition: (1) Kayne Anderson Rudnick Investment Management, LLC: 751,114 (2) Virtus Investment Advisers, LLC: 0
Shared power to dispose or to direct the disposition: (1) Kayne Anderson Rudnick Investment Management, LLC: 1,261,490 (2) Virtus Investment Advisers, LLC: 1,099,575

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to securities owned by a registered investment company included in this filing, only the custodian for such investment company, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of such investment company participate proportionately in any dividends and distributions so paid.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/Michael Shoemaker, Chief Compliance Officer (02/13/2026)
- Virtus Investment Advisers, LLC: /s/ Chetram Persaud, Chief Compliance Officer (02/13/2026)